UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2005

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2005

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

The Former Mitsubishi Tokyo Financial Group, Inc.

Revisions of earning projections for the six months ended September 30, 2005

(Under Japanese GAAP)

Tokyo, November 17, 2005—Mitsubishi UFJ Financial Group, Inc. (MUFG; President: Nobuo Kuroyanagi) today announced that it has revised the former Mitsubishi Tokyo Financial Group, Inc.’s consolidated earning projections for the six months ended September 30, 2005. These revisions were primarily due to the decrease in credit related costs and the increase in net business profits.

Consolidated earning projections for the six months ended September 30, 2005 under Japanese GAAP

(in billions of Japanese yen, except percentages)

	As previously announced*	As revised	Increase
Ordinary income	1,300.0	1,400.0	100.0	7.6%
Ordinary profit	350.0	380.0	30.0	8.5%
Net income	230.0	300.0	70.0	30.4%

*	Announced on September 28, 2005

Consolidated earning projections for the fiscal year ending March 31, 2006 under Japanese GAAP

Earning projections for the fiscal year ending March 31, 2006 will be announced with the financial results for the six months ended September 30, 2005.

*        *        *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Financial Planning Division

Tel:81-3-3240-7455

The foregoing forward-looking statements and other information relating to MUFG (such statements and information are hereafter referred to as the “Forward-Looking Statements”) are not historical facts and include, reflect or are otherwise based upon, among other things, MUFG’s current projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, the result of operations, financial condition, its management in general and other future events.

Some Forward-Looking Statements represent targets that MUFG’s management will strive to achieve through the successful implementation of the MUFG’s business strategies. Accordingly, they are inherently susceptible to uncertainties, risks and change in circumstances and are not guarantees of future performance. The company may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons.

For the important factors that could cause these differences, please see MUFG’s latest annual report or other disclosures publicly available.

In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the Forward-Looking Statements. MUFG is under no obligation – and expressly disclaim any obligation – to update or alter the Forward-Looking Statements, except as may be required by any applicable laws and regulations or stock exchange rules.